SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Clean Water Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18750F 10 3 (CUSIP Number)

June 1999

(Date of Event Which Requires Filing of this Schedule)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Ruler 13d-1(d)

Schedule 13G

CUSIP No. 18750F 10 3

1	NAMES OF REPORTING PERSONS UTEK Corporation IRS IDENTIFICATION NO: 59-3603677
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 960,779 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 960,779 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 960,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on the number of outstanding shares of common stock of Clean Water Technologies, Inc. disclosed in Clean Water Technologies, Inc.’s Form 10-QSB for the quarter ended March 25, 2005, and held by UTEK Corporation as of the date of the filing of this Schedule 13G.

SCHEDULE 13G

CUSIP NO.: 18750F 10 3

Item 1	(a).	Name of Issuer

Clean Water Technologies, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

2716 St. Andrews Blvd. Suite 200 Tarpon Springs, FL 34689

Item 2	(a).	Name of Person Filing

UTEK Corporation

Item 2	(b).	Address of Principal Business Office or, if None, Residence

202 South Wheeler Street Plant City, FL 33563

Item 2	(c).	Citizenship

Delaware

Item 2	(d).	Title of Class of Securities

Common Stock

Item 2	(e).	CUSIP No.

18750F 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of shares of common stock of Clean Water Technologies, Inc. by UTEK Corporation, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent of Less of a Class

If this statement is filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of the Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO: 18750F 10 3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2005

UTEK CORPORATION

/s/ Carole R. Wright
Carole R. Wright Chief Financial Officer